SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2015

Commission File Number 0-28800

DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2015, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated November 5, 2015, entitled "RESULTS OF ANNUAL GENERAL MEETING"**.**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 5, 2015

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

NYSE trading symbol: DRD

("**DRDGOLD**" or the "**Company**")

RESULTS OF ANNUAL GENERAL MEETING

DRDGOLD shareholders are advised that at the annual general meeting ("**AGM**") of shareholders held on Wednesday, 4 November 2015, all the ordinary and special resolutions, as set out in the notice of AGM dated 30 September 2015, were approved by the requisite majority of shareholders present or represented by proxy.

The total number of DRDGOLD shares eligible to be voted on at the AGM was 421 522 696.

All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the Company for the ensuing period terminating on the conclusion of the next AGM of the Company

Shares Voted	**Abstained**	**For**	**Against**
244 367 553 57.97%	**85 595 0.02%**	**244 167 633 99.92%**	**199 920 0.08%**

Ordinary resolution number 2: To elect Mr A J Davel as a director of the Company

Shares Voted	**Abstained**	**For**	**Against**
244 208 613 57.93%	**244 535 0.06%**	**243 962 678 99.90%**	**245 935 0.10%**

Ordinary resolution number 3: To re-elect Mr G C Campbell as a director of the Company

Shares Voted	**Abstained**	**For**	**Against**
244 208 713 57.93%	**244 535 0.06%**	**243 955 778 99.90%**	**252 935 0.10%**

Ordinary resolution number 4: To re-elect E A Jeneker as a director of the Company

Shares Voted	Abstained	For	Against
244 205 413 57.93%	247 735 0.06%	243 952 778 99.90%	252 935 0.10%

Ordinary resolution number 5: General authority to issue securities for cash

Shares Voted	Abstained	For	Against
244 113 003 57.91%	340 145 0.08%	197 497 208 80.90%	46 615 795 19.10%

Ordinary resolution number 6.1 – 6.4: Election of Audit Committee members

Ordinary resolution number 6.1: Appointment of Mr JH Holtzhausen – Chairman

Shares Voted	Abstained	For	Against
244 257 713 57.95%	195 435 0.05%	244 053 328 99.92%	204 385 0.08%

Ordinary resolution number 6.2: Appointment of Mr E A Jeneker

Shares Voted	Abstained	For	Against
244 205 213 57.93%	247 935 0.06%	243 924 038 99.88%	281 175 0.12%

Ordinary resolution number 6.3: Appointment of Mr J Turk

Shares Voted	Abstained	For	Against
244 258 873 57.95%	194 275 0.05%	244 046 838 99.91%	212 035 0.09%

Ordinary resolution number 6.4: Appointment of Mr G C Campbell

Shares Voted	Abstained	For	Against
	251 285	239 573 146	4 628 717

244 201 863 **57.93%**	**0.06%**	**98.10%**	**1.90%**

Ordinary resolution number 7: Endorsement of the Remuneration Policy

Shares Voted	**Abstained**	**For**	**Against**
244 256 893 **57.95%**	**196 255** **0.05%**	**241 159 239** **98.73%**	**3 097 654** **1.27%**

Ordinary resolution number 8: To authorise the directors to sign all required documents

Shares Voted	**Abstained**	**For**	**Against**
244 320 753 **57.96%**	**132 395** **0.03%**	**244 181 893** **99.94%**	**138 860** **0.06%**

Special resolution number 1: General authority to repurchase issued securities

Shares Voted	**Abstained**	**For**	**Against**
244 375 603 **57.97%**	**77 545** **0.02%**	**244 033 378** **99.86%**	**342 225** **0.14%**

Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act

Shares Voted	**Abstained**	**For**	**Against**
244 133 043 **57.92%**	**320 105** **0.08%**	**243 490 608** **99.74%**	**624 435** **0.26%**

Special resolution number 3: Approval of Non-Executive directors remuneration

Shares Voted	**Abstained**	**For**	**Against**
244 223 473 **57.94%**	**229 675** **0.05%**	**243 299 278** **99.62%**	**924 195** **0.38%**

Notes

- Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD eligible to vote.
- Percentage of shares for and against are calculated in relation to the total number of shares voted at the AGM.
- Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD eligible to vote.

Johannesburg
5 November 2015

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